EXHIBIT 99.1
Cautionary Factors That Could Affect Future Results
      In connection with the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, we present the cautionary statements set forth below, identifying important factors that could cause our actual results to differ materially from those projected in forward-looking statements made by us. You should carefully consider each of the following risks and all of the other information in this report. The risks and uncertainties described below and contained in this report are not the only ones we will face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our businesses. If any of the risks and uncertainties develops into actual events, our business, financial condition or results of operations could be materially affected. If that happens, the trading price of our common stock could decline significantly.
Risks Related to Our Business
We may not be able to identify, consummate and integrate suitable acquisitions or achieve the benefits we expect from acquisitions.
      One of our principal business strategies is to pursue growth through the acquisition of other independent distributors. Because we focus our acquisition efforts on market areas in which we have an existing presence and on bordering market areas, we may not always be able to find suitable acquisition candidates. Even if we are able to identify an attractive acquisition candidate, we may incorrectly judge its value, may not locate and assess all its liabilities and may not be able to negotiate the terms of the acquisition successfully. In addition, we may have difficulty integrating the products, services or technologies of the acquired business into our operations, retaining key employees and retaining customers of the acquired company. Although we believe that we have more carefully controlled customer attrition in our recent acquisitions, loss of customers has had significant adverse consequences in some of our acquisitions and could occur in the future. These difficulties could disrupt our ongoing business, strain our resources, distract our workforce and divert our management’s attention from our day-to-day operations. Acquisitions may also result in lower than expected sales and net income, higher than expected costs and liabilities or a need to allocate resources to manage unexpected operating difficulties.
We may need additional capital to finance our acquisitions, which may limit our ability to successfully grow through acquisitions or require us to accept unfavorable financing terms in connection with a potential acquisition.
      Our acquisitions have historically been debt financed, and we expect that future acquisitions will be financed primarily with internally-generated funds supplemented with borrowings under our revolving credit facility and seller financing as necessary. We may not be able to obtain financing when needed or on terms favorable to us. This may limit our ability to execute our growth strategy successfully or require us to accept unfavorable financing terms. We do not currently use shares of our common stock or other securities as consideration for acquisitions, but we may do so in the future and may issue common stock to raise cash that is used in acquisitions. If we decide to acquire businesses through the issuance of equity or convertible debt securities, the percentage ownership of our shareholders would be reduced and these securities might have rights, preferences and privileges senior to those of our current shareholders and purchasers in this offering.
An impairment of goodwill or other intangible assets could have a material adverse effect on our results of operations.
      Acquisitions frequently result in the recording of goodwill and other intangible assets. At March 31, 2005, goodwill represented approximately 25% of our total assets. Goodwill is no longer amortized and is subject to impairment testing at least annually using a fair value-based approach. In testing the impairment of goodwill, we consider and balance a variety of valuation methods, including formal criteria of the Uniform Standards of Professional Appraisal Practice, or USPAP, for assessment of the fair market value of a business as a whole. In accordance with USPAP, we use a discounted cash flow analysis including, where applicable, appropriate market-based deductions and discounts, and take into account any extraordinary assumptions and hypothetical conditions which may have an impact on our determination. In addition to this approach for valuing our business as a whole, we also consider goodwill by location or groups of locations based upon our operating segments. The application of each of these methods involves a number of estimates and assumptions, and the weighting and balancing of the methods and their results also involves assumptions and the application of considerable judgment. We may be required to adjust our assumptions and estimates when events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. To the extent we make this determination, we would be required to reduce the carrying value of our goodwill by taking a charge that will reduce our earnings in the period taken and reduce our equity at the end of the period. We cannot be certain that the assumptions and judgments we have made regarding the carrying value of our goodwill will prove accurate and that we will not be required to take impairment charges in the future.
If we are unable to effectively manage our growth, our financial and managerial resources may be stressed and our business may be harmed.
      Any future growth will require us to continue to implement and improve operational, financial and management information and control systems and human resources on a timely basis and to maintain effective cost controls. In addition, we have made staff reductions as part of our profit improvement plan. As we grow, implement controls and procedures under the Sarbanes-Oxley Act of 2002 and handle other extraordinary corporate events, our human resources may be strained. For example, we could experience difficulties that could delay or prevent us from upgrading our technology and network infrastructure, which could impede the improvement of such systems. We cannot fully assess our ability to manage our growth successfully in the future. If we are unable to manage our growth effectively, our financial and managerial resources may become overextended and our financial condition and operating results, including our profitability, could be significantly harmed.
We might not be able to achieve continued improvements in, or avoid deterioration in, our operating results through our process improvement plan.
      Although we achieved improved operating results in fiscal 2004 and year-to-date in fiscal 2005 that we have attributed to our process improvement plan, many facets of that plan have already been implemented and we cannot predict whether these measures will generate any further benefits. Further, we cannot be certain that the cost savings measures we have implemented, including staff reductions and location consolidation, will not have a longer-term negative impact on our customer relationships or our ability to manage our business.
We face competition in our industry and may have difficulty expanding and maintaining our customer base.
      Our profitability may be affected by competition, which is based primarily on service, customer loyalty and, to a lesser extent, price. There are several competitors in each of the markets in which we operate, some of which are able to compete with us for larger customers by providing services over a larger geography. Many customers tend to develop long-term relationships with their distributor and it may, therefore, be difficult for us to gain new customers, other than through the acquisition of other distribution businesses. If we are unable to increase or maintain our customer base, our revenues may decline and our profitability may be negatively impacted. In addition, our competitors may seek to maintain or increase their market share by reducing prices. If we reduce the price of our products in response to competition in our industry, our revenues, income and cash flows may be adversely impacted and we may not be able to maintain our current profitability levels, to continue the level of capital expenditure necessary to support our business or to meet our obligations under our debt instruments.
Failure to retain our key employees or attract and retain qualified technical personnel could harm our competitive position.
      Our businesses are managed by a small number of management and operating personnel, the loss of certain of whom could have a material adverse effect on our operations. We believe that our ability to manage our planned growth successfully will depend in large part on our continued ability to attract and retain highly skilled and qualified personnel. With the exception of our Chairman, our executive officers have changed since our initial public offering in 1997. Further changes could cause business disruption. We maintain non-compete agreements with some of our key sales management personnel, particularly those personnel at acquired locations, and have employment agreements with our President and our Chief Operating Officer that contain covenants against competition. We do not, however, have these agreements with all key personnel. In our industry, identifying, hiring and retaining new, highly skilled technical and managerial personnel is both a competitive and costly process. If we fail to retain our key employees, the expansion of our business could be inhibited, harming our competitive position, and our income and resources may decline and cause your investment in us to lose value.
Increased energy and other costs could reduce our profitability.
      Energy costs, which are to a large extent subject to factors beyond our control, impact our business in several respects. Because the production of industrial gases requires significant amounts of electrical energy, industrial gas prices have historically increased as the cost of electric energy has increased. Shortages of energy may cause energy prices to continue to rise and, as a result, increase the cost of industrial gases. Historically, we have not entered into hedging agreements to protect us from increases in energy costs. In addition, a portion of our distribution costs consists of diesel fuel costs, which have recently increased to record levels. Furthermore, the price of propane is influenced significantly by the cost of crude oil, largely because propane competes with crude oil-based fuels. As the price of propane continues to reflect the rising price of crude oil, our sales of propane may decrease and adversely affect our financial results. Although we have historically been able to pass most of the increases in the above-referenced costs to our customers, we may not be able to continue to do so in the future. Increases in energy costs and other costs that we are unable to pass on to our customers could significantly reduce our profitability.
General economic and business factors that are largely out of our control may adversely affect our results of operations.
      Our business is dependent upon a number of factors that may adversely affect our results of operations, many of which are beyond our control. Recessionary economic cycles and downturns in customers’ business cycles, particularly in regions and industries in which our customers operate can adversely affect our business. In addition, economic conditions may adversely affect our customers, many of whom are in businesses that are cyclical in nature. Customers encountering adverse economic conditions represent a greater potential for loss, and we may be required to increase our allowance for doubtful accounts. We are also affected by increases in insurance and transportation costs and interest rates. In addition, we cannot predict the effects of actual or threatened armed conflicts or terrorist attacks, efforts to combat terrorism, military action against any foreign state or group located in a foreign state or heightened security requirements on the economy or consumer confidence in the United States. Any of these events could impair our operating efficiency and productivity or result in increased costs for us due to security measures.
Because the distribution and sale of propane is weather-related, changes in the weather could adversely affect our revenues.
      Much of the distribution and sale of propane is seasonal in nature and sensitive to variations in weather, with consumption as a heating fuel peaking sharply in winter months. Sales of propane may be negatively impacted during periods of warm weather, and sustained periods of weather conditions inconsistent with normal weather patterns can create volatility in our earnings. Significantly warmer weather could decrease the demand for propane and have a material adverse effect on our business, results of operations and financial condition.
We could be adversely affected by increases in health care costs.
      We provide health care benefits to our employees under self-funded programs through which a third-party administrator settles and pays claims by our employees that we fund and for which we accrue costs. We established a reserve for these costs based on our estimate of the level of outstanding claims, including claims incurred but not reported, based upon historical payment patterns, knowledge of individual claims and estimates of health care costs. These estimates are inherently uncertain and may not accurately reflect the actual level of outstanding claims and the resulting costs. Because our employee health care benefit program is self-funded and we assume the risk of health care costs of our employees up to a limit on every individual claim, we may be adversely affected by the rising costs of health care, an increase in the number of such claims or an increase in the value of individual claims.
The unionization of part of our workforce may adversely affect our operating results.
      Approximately 13% of our employees are currently covered by collective bargaining agreements. We are required to negotiate the wages, salaries, benefits and other terms with these employees collectively. Our results of operations could be adversely affected by labor negotiations and/or labor disputes in the future, particularly if a greater portion of our workforce joins a union.
We are dependent upon relatively few suppliers and if one or more of these suppliers discontinued sales to us, our operations might be temporarily interrupted.
      There are several competing suppliers of most of the products that we purchase, although for business reasons we have concentrated our purchases with only a few suppliers. We purchase industrial gases pursuant to supply arrangements and open purchase orders with three of the five major gas producers in the United States. The largest such producer accounted for approximately 45% of our gas purchases in fiscal 2004. We purchase welding equipment and consumable supplies from a number of vendors. We purchased 65% of our propane from a single supplier in fiscal 2004. Although we believe that supplies have historically been readily available, if one or more of these suppliers were to unexpectedly discontinue sales of a product to us, we would have to secure alternate sources of supply, and we could experience decreases in our profit margins if our arrangements with such alternate sources of supply were less favorable than those with our current suppliers and a decrease in our revenue if we were unable to obtain a sufficient supply of product.
Our inability to comply with certain financial covenants in our revolving credit facility could have an adverse effect on our business and the price of our common stock.
      Our credit facility provides for revolving borrowings of up to $75 million maturing on April 30, 2009. The facility is secured by substantially all of our assets and contains various financial covenants applicable to us, including covenants requiring minimum fixed charge coverage and maximum funded debt to earnings before income taxes, depreciation and amortization, or EBITDA. Although we are currently in compliance with these covenants, a failure to comply would constitute a default under the credit facility. A default, if not waived by our lenders, could cause our outstanding indebtedness under the credit facility becoming immediately due and payable, and could also cause cross-defaults under other agreements that results in the indebtedness under those agreements to become immediately due and payable as well. If we were required to obtain waivers of a default or defaults, we could incur significant fees and transaction costs. If waivers of defaults are not obtained, we might have difficulty borrowing sufficient additional funds to repay the debt. Even if new financing is made available to us, it may not be available on acceptable terms.
Our business is subject to product liability claims, any of which could have a material adverse effect on our business.
      Propane is, and many of the other industrial gases we sell are, extremely flammable, explosive products. Serious personal injury, property damage or loss of life can result from improper transportation, storage, production or use of these products. Further, the industrial products we sell often contain or produce toxic substances that may cause injury or damage if improperly formulated or used. For example, some of our competitors have been found liable for alleged injuries and diseases from exposure to asbestos in welding rods and we have been named in suits alleging damages for exposure to both asbestos and manganese fumes from welding rods. Our business entails an inherent risk of liability in the event of product failure or damages resulting from the use of our products and we, therefore, maintain product liability insurance against any such claims in amounts we believe to be adequate. Although we have never been subject to significant liability for product-related issues and believe our liability as a product distributor may be more limited than the liability of manufacturers of such products, we cannot assure you that we will not be subject to a significant claim in the future, that we will be able to successfully defend claims, or that if we were to be found liable on a claim, it would not exceed the limits of our insurance coverage. Furthermore, we can not be certain that we will be able to continue to obtain liability insurance on acceptable terms.
We have been subject to litigation on other matters that could, if resolved unfavorably, adversely impact our operating results.
      We have, from time to time, been the subject of suits alleging violations of employment law, vehicular damage, injury and various other actions. These suits often seek punitive damages, attorneys’ fees, injunctive relief and other remedies, and there is management and employee time taken to handle these claims. Some of our insurance policies do not cover punitive damages or provide for the payment of attorneys’ fees in addition to the limits of coverage. There are, for example, currently several actions pending against us alleging damages in connection with employment or termination of employment. There is no assurance that insurance will be available or adequate to protect us from claims. An unfavorable result in these actions could adversely impact our operations during the period decided.
Risks Related to Our Common Stock
Gary E. West owns a majority of our voting stock and may be in a position to control most of our decisions, including the election of our directors and the approval of business combinations
      Gary E. West, Chairman of our Board of Directors, controls a majority of the outstanding shares of our common stock. As a result, Mr. West has the ability to exercise effective control over the election of our Board of Directors and the outcome of corporate actions requiring shareholder approval, including the amendments of certain provisions of our certificate of incorporation and bylaws, the approval of any equity-based compensation plans and the approval of fundamental corporate transactions, including mergers. In light of this control, other companies could be discouraged from initiating a potential merger, takeover or any other transaction resulting in a change of control of the Company that could potentially be beneficial to our business or to our shareholders. This may in turn reduce the price that investors are willing to pay in the future for shares of our common stock.
There are transactions with related parties that may result in conflicts of interest.
      We have entered into a number of transactions with related parties, including variable interest entities in which certain of our directors and executive officers have interests. For example, we lease 32 buildings from West Rentals, Inc., of which 30 are leased pursuant to a Master Lease Agreement that terminates in April 2011 and two are leased pursuant to pass-through subleases. Mr. West is the sole shareholder of West Rentals. We have also entered into other transactions with related parties. These related party transactions could cause conflicts of interest between us and the other parties to the transaction, which could lead to less favorable results than if the transactions had been with unrelated parties.
Our financial statements reflect assets, liabilities and results of several entities controlled by our Chairman and in which we have no economic interest.
      We have been required under recently adopted accounting principles to consolidate in our financial statements the financial results and position of several entities controlled by Gary E. West, Chairman of our Board of Directors and our largest shareholder. Although we do not have any equity interest in these entities, this consolidation causes us to report:

•	less operating, distribution and administrative expense because the rent expense we pay to these entities is reduced in consolidation;

•	more interest and depreciation expense because the properties these entities hold are financed and generate considerable depreciation;

•	more other income because we report the rental income that these entities generate;

•	higher balances of buildings and equipment representing the principal asset of these entities; and

•	higher indebtedness because of the outstanding mortgage loans on those properties.
Our financial ratios and our ability to comply with the financial covenants contained in credit and other agreements could be adversely affected by the inclusion of the results of operations of these entities and the asset and liability balances they hold, our financial results could be more volatile and difficult to understand and some forms of financing (such as asset-backed securitization) may become less available or more costly to us because of this consolidation.

•	other events or factors that may be beyond our control, such as general domestic economic, industry and market conditions, legal, regulatory or political developments affecting our industry and expectations of the future strength or weakness of the United States economy.

We are subject to a right of first refusal agreement which may delay or restrict future equity financings and transactions.
      In connection with one of our acquisitions we entered into a right of first refusal agreement with our largest shareholder Gary E. West, several of Mr. West’s affiliated persons and entities, and Praxair, Inc. The right of first refusal agreement, which is effective through September 29, 2006, provides Praxair the right:

•	to match any third party offer to purchase all or a material part of our assets;

•	to match any offer to purchase shares from Mr. West and his affiliates that would cause their ownership of our capital stock to drop below 51% on a fully-diluted basis; and

•	to purchase all of the shares held by Mr. West and his affiliates if Mr. West proposes to dispose of his shares in a transaction prior to the expiration of the agreement that would result in his controlling less than 51% of our shares, or if we issue additional shares that would cause his ownership to drop below that percentage.
Although there is no limitation under the agreement with Praxair on our ability to issue additional shares of capital stock, as long as Mr. West and his affiliates own 51% or more of our issued and outstanding capital stock, the agreement creates a number of undesirable outcomes if we were to issue shares prior to September 29, 2006 that would result in Mr. West and his affiliates owning less than 51%. Further, the right of first refusal agreement likely will cause us difficulty prior to September 29, 2006 in connection with considering and negotiating offers to acquire Valley, because bidders may be unwilling to maintain an offer while the notice periods in the agreement run. Accordingly, the right of first refusal agreement could, until September 29, 2006, limit our ability to raise capital through the sale of capital stock to parties other than Praxair, may delay future offerings, may restrict our ability to consummate strategic transactions involving the issuance of stock, such as mergers, acquisitions, share exchanges and the like, and may limit our flexibility to grant incentives to employees through the issuance of stock options and other convertible securities.
Provisions of our charter documents and Pennsylvania law could restrict certain actions that you may consider favorable and could deprive you of opportunities to sell your shares of our common stock at prices higher than prevailing market prices.
      Our Articles of Incorporation give our Board of Directors the authority to issue up to 5,000,000 shares of preferred stock and to determine the price, rights, preferences and privileges of those shares without any further vote or action by the shareholders. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of shares of preferred stock, while potentially providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock. The Pennsylvania Business Corporation Law authorizes our directors, in discharging their fiduciary duties, to consider the interests of a number of different constituencies, such as employees, suppliers, customers, creditors, shareholders and the communities in which our offices or other establishments are located, and does not require our directors to consider or favor the interests of our shareholders to a greater degree than those of other constituencies.
      Furthermore, certain provisions of our Articles, our Bylaws and the Pennsylvania Business Corporation Law (including provisions allowing the removal of a director by shareholders only for cause, providing for the Board of Directors to be divided into three classes to serve for staggered three-year terms and setting forth a heightened quorum for certain actions by shareholders) could limit the price that certain investors might be willing to pay in the future for shares of our common stock and may have the effect of delaying or preventing a change in control that our shareholders may consider favorable or beneficial. These provisions may also reduce the likelihood of our acquisition at a premium price by another person or entity.
If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential stockholders could lose confidence in our financial reporting, which would harm our business and the trading price of our stock.
      Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. Section 404 of the Sarbanes-Oxley Act of 2002 will require us to evaluate and report on our internal controls over financial reporting and have our independent registered public accounting firm attest to our evaluation, beginning with our Annual Report on Form 10-K for the fiscal year ending June 30, 2007. The process of strengthening our internal controls and complying with Section 404 will be expensive and time consuming, and will require significant attention of management. We cannot be certain that the measures we take will ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. If we or our independent registered public accounting firm discovers a material weakness, the disclosure of that fact, even if quickly remedied, would reduce the market’s confidence in our financial statements and harm our stock price. In addition, a delay in compliance with Section 404 could subject us to a variety of administrative sanctions, including the suspension or delisting of our common stock from the American Stock Exchange and the inability of registered broker-dealers to make a market in our common stock, which would further reduce our stock price.